Exhibit 99.11

Letter dated April 15, 2016 toStockholders

Sarah Fay

Chairman, Nominating and Corporate Governance Committee

TheStreet, Inc.

14 Wall Street, 15th Floor

New York, New York 10005

April 15, 2016

VIA EMAIL (JR@SPEARPOINTLLC.COM) AND COURIER

SPEAR POINT CAPITAL FUND LP SPEAR POINT CONDOR LP

c/o Spear Point Capital Management LLC 400 Poydras Street, Suite 2100

New Orleans, LA 70130

Attention: Ernest C. Mysogland

Re:                                      Your recommendations for the Board of Directors of TheStreet, Inc.

Dear Mr. Mysogland:

As you know, the Nominating and Corporate Governance Committee (the “Committee”) of TheStreet, Inc. (the “Company “) received a letter from Spear Point Capital Management LLC on behalf of Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd, and FiveT Investment Management Ltd (each a “Stockholder” and collectively, the “Stockholders”) dated March 10, 2016 (the “Notice”) in which the Stockholders proposed to nominate Johannes Minho Roth and Alexius John Benedict Fenwick for election to the Company’s Board of Directors (the “Board’’) at the 2016 Annual Meeting of Stockholders of the Company (the “Nomination Proposal”). We have discussed the Notice with counsel and the Chairman of the Board, Larry Kramer, who will also serve as chairperson of the 2016 Annual Meeting of Stockholders (the “Annual Meeting”). Pursuant to Article II, Section 7(a)4 of the Company’s Amended and Restated By-Laws (the “Bylaws”), Mr. Kramer has determined, and will so declare at the Annual Meeting, that the Nomination Proposal was not made in accordance with Article II, Section 7(a) of the Bylaws and thus will not be considered at the Annual Meeting.

Article II, Section 7(a)l of the Bylaws provides that “[n]ominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders at an annual meeting of stockholders may be made only . . .(c) [as] otherwise properly brought before the annual meeting by any stockholder of the Company (i)  who is a stockholder of record (“Record Stockholder”) on the date of the giving of the notice provided for in this Section 7(a) and on the record date for determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 7(a); clause (c) of this sentence shall be the exclusive means for a stockholder to make nominations or to submit other business . . . before an annual meeting of stockholders” (emphasis added).

In the Notice, you provide that “As set forth in the Schedule 13D....the Stockholders own, in aggregate, 3,440,384 shares of common stock, par value $.01 per share . . . of the Corporation . . ..” After reviewing a certified list of the Company’s record holders as of March 10, 2016, produced by American Stock Transfer & Trust Company, LLC, the Company’s transfer agent, we have confirmed that none of the Stockholders were stockholders of record on such date. Because none of the Stockholders were stockholders of record on the date notice of the nomination was given, the Notice does not comply with the advance notice provisions in Article II, Section 7(a) of the Bylaws. As you may know, the advance notice period for the Annual Meeting closed on March 13, 2016, and therefore the defect in your Notice cannot be cured. Moreover, we do not believe it would be appropriate to treat the Stockholders differently from our other stockholders by waiving the requirements of the Company’s advance notice bylaw. Consequently, the Nomination Proposal included in the Notice will not be considered at the Annual Meeting.

Notwithstanding the defect in the Notice, I would like to inform you that the Committee carefully considered both Mr. Roth and Mr. Fenwick as potential director candidates, and interviewed each of them at length by telephone. Our Chairman Mr. Kramer is also aware of Mr. Fenwick’s business experience given their industry experience and he has also spoken with both Mr. Fenwick and Mr. Roth at length. After assessing the information provided in the Notice, as well as information the Company obtained through its own research, and after completing a review of the recommended candidates in light of those persons’ credentials, suitability, skills, capabilities, experience and knowledge of the Company and applying the Committee members’ views of the criteria our Board is seeking in Board members as set forth in the Board’s “Policy Governing Director Qualifications and Nominations”(the “Policy”), the Committee has concluded that neither of your recommended nominees possesses the combination of attributes sought by the Committee, as informed by the Policy, in evaluating a potential director candidate’s ability to make a meaningful contribution to the Board’s oversight of the business and affairs of the Company. As a result the Committee has recommended to the Board, and the Board has approved, the nomination of Keith Hall and Larry Kramer for election to the Board at the Annual Meeting.

We remain open to dialogue with you, as we have throughout the course of your ownership in the Company, and hope for a constructive conversation as we move forward. We understand that you have requested an additional meeting with management in May to share your views on the Company’s business and we look forward to your thoughts and input at that meeting.

Very truly yours,

/s/ Sarah Fay
Sarah Fay
Chair, Nominating and Corporate Governance Committee
TheStreet, Inc.

cc:                                FiveMore Special Situations Fund Ltd

FiveT Investment Management Ltd

c/o FiveT Capital AG

Allmendstrasse 140

8041 Zurich, Switzerland

Fax:  +41 43 3222510